
June 21, 2010

Timothy Carnahan
Chief Executive Officer
Cyios Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re: Cyios Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-165941**

Dear Mr. Carnahan:

We have reviewed your letter dated June 3, 2010 and your amendment filed June 4, 2010 in response to our comment letter dated May 5, 2010. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated May 5, 2010. While Section 2.1(b) of the Drawdown Equity Financing Agreement relates to restrictions on the investor's ability to resell, rather than its obligation to acquire put shares, Section 7.2(g) provides that a company will not be permitted to put shares to the investor if the put would result in the investor owning in excess of [4.99]% of the shares. It appears that these provisions may work together to require a company to waive the restriction in Section 2.1(b) in order for the investor to be obligated to satisfy the put. If the company may directly or indirectly waive an investor's obligation to acquire put shares, the offering is an at the market delayed primary offering that must be registered on Form S-3. Please advise.

2. Please update the Management's Discussion and Analysis or Plan of Operation section and the financial statements to include financial information for an interim period ending within 135 days of the effective date. Please refer to Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

3. On each amendment, please correctly date each amendment to your registration statement. In this regard, we note that your amendment to your registration statement indicates that you filed it on April 2, 2010, when you actually filed it on June 4, 2010.

4. On each amendment that you file please identify on the cover page the registration statement file number (333-165941) and amendment number. For instance, the S-1/A you filed June 4, 2010 was amendment no. 1. On the cover page of your next amendment please identify the filing as "amendment no. 2." Refer to Rule 470 of the Securities Act.

Prospectus Cover Page

5. Please revise the price of your common stock as of the most recent practicable date.

6. We note your response to comment three from our letter dated May 5, 2010. Please clarify in the first paragraph that although the Drawdown Equity Financing Agreement permits you to sell shares of our common stock to Auctus enabling you to drawdown up to $7,000,000 million from Auctus, the registration statement covers the offer and possible sale of only approximately $70,000 of your shares at current market prices. Please make similar revisions under Summary on page 1-3, Risk Factors on page 1-8, and Plan of Distribution on page 1-16. You state in your response "that there is a limit to how many shares we can register against how many shares are outstanding in our public float" and that is why you have only registered 3.5 million shares in this filing. Under the Summary section where you describe the transaction, please add this disclosure and quantify your public float.

Item 3 – Summary Information and Risk Factors, page 1-1

7. We note your response to comment four and the revisions to your filing from our letter dated May 5, 2010. Please discuss the following:

    •   Describe any potential liquidated damages or penalty payments, such as those set forth in Section 2.4 of the equity financing agreement, notwithstanding the fact that you do not see any difficulty avoiding the issues set forth in this section; and

    •   Discuss the likelihood that you will ever receive or will ever need, based on your business plans, the full amount of proceeds available under the equity financing agreement. We note your disclosure that you believe you can easily grow into using the full seven million dollars over the span of three years. Please describe in greater detail how you plan to use this amount under your business plan. If you are not likely to ever receive the full amount, please explain why you chose the particular dollar amount of the equity financing.

8. We note your use of the term "DEFA." Please revise to clarify the meaning of this term.

We are registering an aggregate of 3,500,000 shares . . ., page 1-8

9. We note your response to comment six from our letter dated May 5, 2010. Section 2.2(a) and 3.10 of the Drawdown Equity Financing Agreement discloses that Auctus may sell shares of your stock corresponding with a particular Drawdown Notice after the Drawdown Notice once they receive the Drawdown Notice. In effect, this may allow Auctus to engage in short selling during the pricing period. Therefore, please revise to state that Auctus may engage in short selling activities during the pricing period and that such sales could cause the price of your shares to fall substantially because your trading volume is generally low.

Resulting dilutive risk, page 1-9

10. We note your response and revisions to your filing in response to comment seven from our letter dated May 5, 2010.   Please revise the risk factor heading to clarify that there is a dilutive risk to shareholders since Auctus will pay less than the then-prevailing market price for your common stock. Beyond the header revisions, we are unable to locate the other changes you reference. Please describe the following:

- the dilutive effect of the equity financing pricing mechanism;

- Auctus may make short sales during the pricing period, which could cause the price of the shares to fall substantially because your trading volume is generally low;

- you may be required to issue a substantial number of additional shares with each Advance if your market price declines; and

- there may be substantial dilution to existing shareholders in the event your stock price falls and you issue more shares in connection with the Advances

Item 4 – Use of Proceeds, page 1-12

11. We note your response and revisions to your filing in response to comment eight from our letter dated May 5, 2010. Please further describe how you intend to use the proceeds to grow Cyios and your subsidiary CKO rather than providing a general reference to your business section.

12. We note your added disclosure regarding the expenses for marketing and cost of sales. Please describe these expenses and how they are related to the offering. Also, the net proceeds in the table should be revised to accurately reflect the amounts in the table.

Item 6 – Dilution, page 1-12

13. We note your response and revisions to your filing in response to comment nine from our letter dated May 5, 2010. We note that your revised table indicates the potential dilution of your outstanding shares if the full amount under the equity financing agreement is exercised at various market prices. Please revise this table to account for the number of shares that you will need to issue at the price that Auctus will actually pay. In this regard, we note that pursuant to the drawdown agreement the number of shares you will issue to Auctus is determined by dividing the amount of the advance by the purchase price, which is 94% of the lowest closing bid price of common stock during the pricing period and not the market price. Please also revise your disclosure to reflect the recent market price of your shares.

Item 8 – Plan of Distribution, page 1-16

14. We note your response to comment 13 from our letter dated May 5, 2010. Please refer to prior comment nine. Please describe any short selling and any other hedging activities that Auctus may engage in during the pricing period. Also clearly state that Auctus has the ability to promptly sell any shares corresponding to the drawdown notices during the pricing period.

Item 15 – Recent Sales of Unregistered Securities, page 2-2

15. We note your response to comment 17 from our letter dated May 5, 2010. However, we are unable to locate the changes in your amendment registration statement that you refer to. Please provide Item 701 of Regulation S-K disclosure with respect to your issuance of 100,000 shares to Auctus and for any other unregistered sale of any securities. For example, we note that in "Note F-Equity," on page 1-38 you issued shares to "investors," among others, in 2009.

Item 16 - Exhibits and Financial Statement Schedules

16. We note that your exhibit index references Exhibit 3.1 – Certification of Incorporation, but a copy of this Exhibit is not filed with your registration statement. Please file a copy of Exhibit 3.1 with your next amendment.

Signatures, page 3-5

17. We note your response to comment 18 from our letter dated May 5, 2010. However, your Form S-1 is still not signed as provided in the Form S-1. In this regard, a duly authorized officer must also sign the registration statement below the relevant language indicating that they are signing on behalf of the registrant. In addition, your principal

executive, financial and accounting officers and at least a majority of the board of directors or persons performing similar functions must sign the registration statement below the relevant language in the Form S-1 indicating that such persons are signing in the capacities indicated. Please amend your S-1 to provide for signatures as provided in the form. Please refer to the instructions to Signatures in Form S-1.

Exhibit 5.1

18. We note your response to comment 21 from our letter dated May 5, 2010. However, we are unable to locate the revisions to the prospectus that you reference. Please revise the prospectus to include the Legal Representation section.

19. We note your response to comment 22 from our letter dated May 5, 2010. However, we were unable to locate the revisions to Exhibit 5.1 you reference. Please delete the language in the last paragraph relating to Section 11 and the general rules and regulations under Section 7 and Section 11.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
        Gersten Savage, LLP
        Via facsimile